UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

☒	Annual Report pursuant to Section 15(d) of the Securities and Exchange Act of 1934

For the fiscal year ended December 31, 2015

Or

❑	Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from              to

Commission File Number: 1-12162

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

BorgWarner Inc. Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BorgWarner Inc.
3850 Hamlin Road
Auburn Hills, MI 48326

Required Information

Item 4.

Financial Statements as of December 31, 2015 and 2014 and for the Year Ended December 31, 2015, Supplemental Schedule as of December 31, 2015, and Report of Independent Registered Public Accounting Firm

BorgWarner Inc.
Retirement
Savings Plan
Financial Statements as of December 31, 2015 and
2014, and for the Year Ended December 31, 2015,
Supplemental Schedule as of December 31, 2015,
and Report of Independent Registered Public
Accounting Firm

BORGWARNER INC. RETIREMENT SAVINGS PLAN

Index

Page

Report of Independent Registered Public Accounting Firm	2

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2015 and 2014	3

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2015	4

Notes to Financial Statements as of December 31, 2015 and 2014 and for the Year Ended December 31, 2015	5

Supplemental Schedule:

Form 5500 - Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2015	13

Note:
All other schedules required by section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted due to the absence of conditions under which they are required.

Report of Independent Registered Public Accounting Firm

To the Plan Administrator
BorgWarner Inc. Retirement Savings Plan
Auburn Hills, MI

We have audited the accompanying statements of net assets available for benefits of the BorgWarner Inc. Retirement Savings Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the change in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedule of the Schedule of Assets (Held at End of Year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audits of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP

Troy, Michigan
June 10, 2016

BORGWARNER INC. RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2015 AND 2014
(in thousands)

	2015	2014
NET ASSETS:
Cash	$406	$550
Investments at fair value	928,122	995,068
Participant contributions receivable	166	166
Company contributions receivable	178	186
Notes receivable from participants	11,046	11,530
Total assets	939,918	1,007,500

Accrued liabilities	77	56

NET ASSETS AVAILABLE FOR BENEFITS	$939,841	$1,007,444

See accompanying notes to financial statements.

BORGWARNER INC. RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2015
(in thousands)

ADDITIONS TO NET ASSETS:
Contributions from participants	$28,992
Contributions from the Company	27,419
Dividend income	6,033
Interest income on notes receivable from participants	464
Total additions	62,908

DEDUCTIONS FROM NET ASSETS:
Participants’ withdrawals	$82,477
Net depreciation in fair value of investments	47,561
Administrative expenses	473
Total deductions	130,511

NET DECREASE	(67,603)

NET ASSETS AVAILABLE FOR BENEFITS — Beginning of year	1,007,444

NET ASSETS AVAILABLE FOR BENEFITS — End of year	$939,841

See accompanying notes to financial statements.

BORGWARNER INC. RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEAR ENDED DECEMBER 31, 2015
__________________________________________________________________________________

1.	DESCRIPTION OF PLAN

The following description of the BorgWarner Inc. Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.
General - The Plan was established on January 27, 1993 as a defined contribution plan under Section 401(a) of the Internal Revenue Code ("IRC"), designed to provide eligible employees of BorgWarner Inc. (the "Company") with systematic savings and tax advantaged long-term savings for retirement.
The Company is the sponsor of the Plan and has assigned the Employee Benefits Committee (the “Committee”) to oversee the Plan.
The Committee appointed T. Rowe Price Retirement Plan Services, Inc. and T. Rowe Price Trust Co. (the “Trustee”) to perform the administrative, investment, and Trustee services for the Plan.
The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").
Eligibility - Employees of the Company, and employees of its divisions, subsidiaries, or affiliates that have adopted the Plan, subject to the consent of the Committee, are immediately eligible to start making employee contributions as of their date of hire.
Hourly employees of the Ithaca plant covered by the collective bargaining agreement between the Company and the International Brotherhood of Teamsters Local 317 become eligible in the Plan upon completion of 60 days of employment and are eligible for Company contributions after 6 months of employment.
Participants' Accounts - Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contributions, the Company's contributions and an allocation of Plan earnings, and charged with withdrawals and an allocation of Plan expenses and losses. Allocations are based on participant earnings or account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account, including:
Company Retirement Account - The Company makes contributions as a percentage of a participant's compensation, based on years of vested service and age, to this account on behalf of each eligible participant. The first 3% of this compensation is characterized as a non-elective safe harbor contribution, except for Ithaca hourly employees.
For Ithaca hourly employees, the Company contributes an amount to this account for each hour worked or for which employees receive holiday, vacation, jury duty, bereavement, or bonus pay, based on years of service, and range from $0.57 per hour to $0.98 per hour.
No employee contributions are made to this account.
Savings Account - Participants may voluntarily contribute from 1% to 28% of their compensation to this account, subject to IRC limitations. New employees are automatically enrolled at 3% upon completing 60 days of service, unless they elect not to participate or they elect a different percentage rate.

Additionally, non-collectively bargained, non-highly compensated participant contributions automatically increase by 1% each year to a maximum of 10%, unless the participant chooses to opt out. The Company makes contributions equal to 100% of the first 3% of participant pre-tax contributions.
Retiree Health Account - Participants may voluntarily contribute from 1% to 3% of their compensation to this account. The Company makes contributions equal to 100% of participants' contributions to this account, limited to $500 per year. No after-tax contributions are allowed. Similarly, the Company provided a Retiree Health Account for Ithaca hourly employees, after the collective bargaining agreement’s applicable waiting periods.
Investment Options - Participants elect to invest their account balances (including current and accumulated contributions, current and accumulated Company contributions on behalf of participants and earnings) into various investment options offered by the Plan, including collective trust funds, mutual funds, stable value fund, money market fund, and BorgWarner Inc. common stock.
Vesting - Fund assets attributable to voluntary participant contributions and non-elective safe harbor Company contributions are fully vested at all times. The remaining fund assets attributable to Company contributions vest 100% upon: three years of vested service; or permanent disability, death, or attaining age 65 provided the participant is employed by the Company on that date.
Withdrawals - While participants are employed, no hardship withdrawals may be made from the Company Retirement Account or Retiree Health Account. Hardship withdrawals may be made from the Savings Account at participants' discretion, subject to certain limitations. Distribution of benefits is made upon retirement, death, or other termination of employment as permitted by the Plan and by ERISA regulations. Participants may elect to receive distributions in installments or a lump sum.
Notes Receivable from Participants - Participants may borrow, from the employee-contributed balances within the Savings Account or Retiree Health Account, a minimum of $500 and a maximum of the lesser of (a) 50% of the vested balance or (b) $50,000 reduced by the highest outstanding loan balance in the last 12 months.
Notes receivable terms generally range from six months to five years, with interest charged at the rate established by the Trustee for similar loans on the origination date. Interest rates on loans outstanding as of December 31, 2015 and 2014, ranged from 4.25% to 9.50%. Notes receivable from participants are secured by the remaining balance in the participants' accounts and are reported based on net realizable value. Principal and interest are paid ratably through payroll deductions.
Priorities upon Termination - Although the Company has expressed no intent to discontinue the Plan, it has the right to do so at any time, subject to provisions set forth in ERISA. In the event of termination, the interests of affected participants shall become fully vested. The Plan assets then remaining shall be used to pay administrative expenses and benefits equal to the balance in participant accounts.
Forfeited Accounts - At December 31, 2015, there was no amount of forfeited nonvested balances and at December 31, 2014 there was $400. During the year ended December 31, 2015, employer contributions were reduced by approximately $394,000 from forfeited nonvested accounts.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The financial statements of the Plan are prepared under the accrual method of accounting and in accordance with accounting principles generally accepted in the United States of America ("GAAP"). Investment contracts held by a defined-contribution plan are required to be reported at fair value.
Reclassifications - Certain reclassifications have been made to the 2014 financial statements to conform to the 2015 financial statement presentation.
Adoption of New Accounting Guidance - In May 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2015-07, "Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or its Equivalent)." Under this guidance, investments measured at net asset value, as a practical expedient for fair value, are excluded from the fair value hierarchy. Instead, an entity would be required to include those investments as a reconciling item so that the total fair value amount of investments in the disclosure is consistent with the fair value investment balance on the Statement of Net Assets Available for Benefits. The Plan elected to early adopt this guidance as of December 31, 2015, as permitted and has applied this guidance retrospectively as required. The adoption has no impact on the Plan Statement of Net Assets Available for Benefits and Statement of Changes in Net Assets Available for Benefits as of December 31, 2015 and 2014.
In July 2015, the FASB issued ASU 2015-12, "Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contract, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient." This guidance simplifies the required disclosures related to employee benefit plans. Part I eliminates the requirement to measure and disclose the fair value of fully benefit-responsive contracts. Contract value is the only required measure for fully benefit-responsive investment contracts. This guidance also concluded that fully benefit-responsive contracts are limited to direct investment holdings between the plan and the issuer. Part II eliminates the requirement to disclose individual investments which comprise 5% or more of total net assets available for benefits, as well as the net appreciation or depreciation of fair value by type. Additionally, plans are no longer required to disaggregate the fair value of investments by nature, characteristics and risks, but shall classify them by general type of plan asset. Part III allows plans to measure investments using values from the end of the calendar month closest to the plan's fiscal year end. The Plan elected to early adopt Parts I and II of this guidance as of December 31, 2015, as permitted and has applied this guidance retrospectively as required. The Plan is not adopting the provisions of Part III. The adoption of this ASU impacted the Statement of Net Assets Available for Benefits as the T. Rowe Price Stable Value Common Trust Fund ("SVF") is no longer reflected as a fully benefit-responsive investment contract. As such the investment is now measured at fair value without an adjustment to contract value. Additionally, other than the elimination of the above noted disclosures, the early adoption of Part II of the ASU did not have a material impact on the Plan's financial statements.
Investment Valuation - Investments are recorded at fair value based upon the last traded or current bid prices in active markets. Where there are no readily available last traded or current bid prices, fair value estimation procedures used in determining asset values might cause differences from the values that would exist in a ready market due to the potential subjectivity in the estimates. Following is a description of the valuation methodologies used for assets measured at fair value.
Collective Trust Funds - The Collective Trust Funds include the Northern Trust Focus, Northern Trust Collective Aggregate Bond Index, Northern Trust S&P 500 Index, and Northern Trust EAFE Index. The Collective Trust Funds are valued at net asset value, which is used as a practical expedient to estimate fair value, either on a monthly or quarterly basis by the fund manager and are reviewed by the Plan's fiduciaries for reasonableness. The fair values of these investments are determined by reference to the respective funds' underlying assets, which are primarily marketable equity and fixed income securities. In the event that a fund manager's valuation is not deemed reasonable, fair value is determined by the fair valuation policies prescribed by the trust agreement between the Plan and the Trustee. The objective of these funds is to seek high total return with a shift to current income and capital appreciation over time. The Collective Trust Funds attempt to achieve this objective by investing in a combination of marketable equity securities, fixed income securities and cash. Redemption is permitted daily, there are no restrictions, and unfunded commitments are not applicable.

BorgWarner Inc. Common Stock - BorgWarner Inc. common stock is valued at the closing price reported on the New York Stock Exchange Composite Listing.

Mutual Funds - The Mutual Funds are investment vehicles stated at fair value based on quoted market prices as reported by the Trustee. Mutual funds held by the Plan are open-end mutual funds that are registered with the U.S. Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The Mutual Funds held by the Plan are deemed to be actively traded.

Money Market Fund - The Money Market Fund invests in high-quality short-term securities and is considered an open-end mutual fund that is registered with the U.S. Securities and Exchange Commission. In accordance with Rule 2a-7 under the 1940 Act, the fund is valued at amortized cost method, which approximates fair value. This method of valuation is designed to enable the fund to price its shares at $1.00 per share, although the fund's share price may deviate from $1.00 per share.

Stable Value Common Trust Fund - The SVF is an open-end fund from which trust units may be redeemed on a daily basis. The SVF is composed primarily of fully benefit-responsive investment contracts, including Guaranteed Investment Contracts ("GICs"), Bank Investment Contracts ("BICs"), Synthetic Investment Contract ("SICs"), and Separate Account Contracts ("SACs"). Investments in the SVF are considered indirect investments in fully-benefit responsive investment contracts, and therefore are valued at net asset value, which is used as a practical expedient to estimate fair value. The investment objectives of this fund are to maximize current income consistent with the maintenance of principal and to provide for benefit-responsive withdrawals at contract value for certain events without penalty or adjustment. Certain conditions outside the normal operations of the Trust that cause withdrawal from an investment contract may result in a negative market value adjustment, limiting the SVF's ability to transact at net asset value. Examples of such events include, but are not limited to, partial or complete legal termination of the fund or a unit holder, tax disqualification of the fund or a unit holder, and certain fund amendments if the issuers’ consent is not obtained. As of December 31, 2015, the occurrence of an event outside the normal operation of the fund that would cause a withdrawal from an investment contract is not considered to be probable.

Retirement plans are required to provide 12- or 30- month advance notice to the Trustee prior to redemption of trust units; the notice period may be shortened or waived by fund Trustee. Unfunded commitments are not applicable.

Estimates - The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits as of the date of the financial statements, and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties - The Plan utilizes various investment instruments, including a stable value fund, mutual funds, collective trust funds, money market funds and BorgWarner Inc. common stock.

Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the financial statements.
Administrative Expenses - Transfer taxes and brokerage expenses attributable to the Plan assets are charged to the applicable fund as a reduction of the return on that fund. Any other expenses incurred with respect to Plan administration are charged to participant accounts, where applicable, or are paid in such manner as the Company determines, and is in accordance with the Plan documents.
Payment of Benefits - Benefits are recorded when paid.

3.	EXEMPT PARTIES-IN-INTEREST TRANSACTIONS

The Plan invests in BorgWarner Inc. common stock and makes loans to participants, which are permitted party-in-interest transactions. Certain investments are shares of mutual funds and other investments managed by affiliate of the Trustee and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to the Trustee for Plan operations amounted to approximately $437,700 for the year ended December 31, 2015, and are included in administrative expenses. Fees paid by the Plan to the Trustee for investment management services were included as a reduction of return earned on each fund.
The Plan held approximately 3,566,000 and 3,643,000 shares of BorgWarner Inc. common stock, the sponsoring employer, at December 31, 2015 and 2014, respectively. These shares had a fair value of approximately $154,150,000 and $200,166,000 at December 31, 2015 and 2014, respectively.
The costs and expenses incurred by the Trustee under the Plan and the fee charged by the Trustee are charged to the Plan. The Company has the right to be reimbursed each year from the Plan for the cost to the Company of bank fees and auditing fees.

4.	TAX STATUS

The Plan obtained a favorable determination letter, dated August 1, 2014, in which the Internal Revenue Service ("IRS") stated the Plan complied with applicable requirements of the IRC. The Plan has been amended since the receipt of the determination letter; however, the fiduciaries believe that the Plan continues to be designed and operated in accordance with the applicable provisions of the IRC. The fiduciaries of the Plan believe that the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability or asset if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015 and 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or asset or disclosure in the financial statements. The Plan is subject to audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examination for years prior to 2011.

5.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2015 and 2014 (in thousands):

	2015	2014
Net assets available for benefits per the financial statements	$939,841	$1,007,444
Adjustment from contract value to fair value for interest in common trust relating to fully benefit-responsive investment contracts	—	1,990
Amounts allocated to withdrawing participants	—	(3)
Net assets available for benefits per the Form 5500	$939,841	$1,009,431

The following is a reconciliation of the net decrease in net assets available for benefits per the financial statements to net income per the Form 5500 for the year ended December 31, 2015:

2015
Net decrease per the financial statements	(67,603)
Adjustment from contract value to fair value for interest in common trust relating to fully benefit-responsive investment contracts	1,990
Amounts allocated to withdrawing participants at December 31, 2014	(3)
Net loss per the Form 5500	$(69,590)

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2015 (in thousands):

2015
Participants' withdrawals per the financial statements	$82,477
Amounts allocated to withdrawing participants at December 31, 2014	(3)
Participants' withdrawals per the Form 5500	$82,474

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims and/or rollover distributions that have been processed and approved for payment prior to year-end, but not yet paid as of that date.

6.FAIR VALUE MEASUREMENTS

ASC Topic 820 emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and requires expanded disclosures about fair value measurements. Therefore, a fair value measurement should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering market participant assumptions in fair value measurements, ASC Topic 820 establishes a fair value hierarchy, which prioritizes the inputs used in measuring fair values as follows:

Level 1:	Observable inputs such as quoted prices for identical assets or liabilities in active markets;

Level 2:	Inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and

Level 3:	Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

Plan assets are measured at fair value using the market approach, which uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

The following tables classify the Plan investments measured at fair value by level within the fair value hierarchy as of December 31, 2015 and 2014, respectively:

		Basis of Fair Value Measurements
(in thousands)	Balance at December 31, 2015	Quote Prices in Active Market for Identical Items (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
BorgWarner Inc. Common Stock	$154,150	$154,150	$—	$—
Mutual Funds	111,831	111,831	—	—
Money Market Fund	130		130
Total Investments in the Fair Value Hierarchy	266,111	265,981	130	—
Collective Trust Funds(a)	536,572	—	—	—
Stable Value Common Trust Fund(a)	125,439	—	—	—
Investments Measured at Net Asset Value(a)	662,011	—	—	—
Total Investments at Fair Value	$928,122	$265,981	$130	$—

		Basis of Fair Value Measurements
(in thousands)	Balance at December 31, 2014	Quote Prices in Active Market for Identical Items (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
BorgWarner Inc. Common Stock	$200,166	$200,166	$—	$—
Mutual Funds	165,951	165,951	—	—
Money Market Fund	182		182
Total Investments in the Fair Value Hierarchy	366,299	366,117	182	—
Collective Trust Funds(a)	493,466	—	—	—
Stable Value Common Trust Fund(a)	135,302	—	—	—
Cash Fund (Northern Trust Short Term Investment Fund)(a)	1
Investments Measured at Net Asset Value(a)	628,769	—	—	—
Total Investments at Fair Value	$995,068	$366,117	$182	$—

(a) Assets measured at net asset value ("NAV") and therefore excluded from the fair value hierarchy.

7.	SUBSEQUENT EVENTS
The Plan has evaluated subsequent events through June 10, 2016, the date the financial statements were available to be issued.

SUPPLEMENTAL SCHEDULE

BORGWARNER INC. RETIREMENT SAVINGS PLAN

FORM 5500 - SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2015

EIN: 13-3404508
Plan Identification Number: 066

(in thousands)

	(b)	(c)	(d)	(e)
(a)	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value and Number of Shares Outstanding	Cost**	Current Value

	Northern Trust Focus Income Fund	Collective Trust Fund - 9,832		$1,349
	Northern Trust Focus 2010 Fund	Collective Trust Fund - 122,198		17,309
	Northern Trust Focus 2015 Fund	Collective Trust Fund - 144,989		20,893
	Northern Trust Focus 2020 Fund	Collective Trust Fund - 337,665		49,546
	Northern Trust Focus 2025 Fund	Collective Trust Fund - 237,366		35,382
	Northern Trust Focus 2030 Fund	Collective Trust Fund - 255,114		38,683
	Northern Trust Focus 2035 Fund	Collective Trust Fund - 205,937		31,690
	Northern Trust Focus 2040 Fund	Collective Trust Fund - 173,863		26,863
	Northern Trust Focus 2045 Fund	Collective Trust Fund - 102,079		15,778
	Northern Trust Focus 2050 Fund	Collective Trust Fund - 52,583		8,136
	Northern Trust Focus 2055 Fund	Collective Trust Fund - 23,407		3,627
	Northern Trust Focus 2060 Fund	Collective Trust Fund - 1,175		112
	Northern Trust S&P 500 Index	Collective Trust Fund - 1,185,111		206,031
	Northern Trust Collective Aggregate Bond Index	Collective Trust Fund - 266,952		33,353
	Northern Trust EAFE Index Fund	Collective Trust Fund - 370,383		47,820
*	BorgWarner Inc. Common Stock	Company Stock - 3,565,818		154,150
*	T. Rowe Price Stable Value Common Trust Fund	Stable Value Common Trust Fund - 125,438,838		125,439
	Vanguard Mid-Cap Index Fund	Mutual Fund - 2,030,380		66,698
	PNC Small Cap Fund	Mutual Fund - 2,068,430		45,133
*	T. Rowe Price Prime Reserve Fund	Money Market Fund - 129,666		130
*	Participant loans	Participant loans, interest rates generally ranging from 4.25% to 9.50%; loan terms generally ranging from 6 months to 5 years	—	11,046
				$939,168

____________________________________

*	Denotes party-in-interest.

**	Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Plan Name: BorgWarner Inc. Retirement Savings Plan

By:	/s/ James R. Verrier
Name:	James R. Verrier
Title:	Member of Employee Benefits Committee

By:	/s/ Ronald T. Hundzinski
Name:	Ronald T. Hundzinski
Title:	Member of Employee Benefits Committee

By:	/s/ Steven G. Carlson
Name:	Steven G. Carlson
Title:	Member of Employee Benefits Committee

By:	/s/ Kim R. Jenett
Name:	Kim R. Jenett
Title:	Chairperson of Employee Benefits Committee

Date: June 10, 2016

EXHIBIT INDEX

Exhibit Number	Exhibit Description
23.1	Consent of Independent Registered Public Accounting Firm